Exhibit 99.21

Section E
THE QUÉBEC GOVERNMENT’S DEBT

1.	Debt			E.3
	1.1	Gross debt		E.4
	1.2	Net debt		E.14
	1.3	Debt representing accumulated deficits		E.15
	1.4	Debt reduction objectives		E.16
	1.5	Comparison of the debt of governments in Canada		E.18
2.	Financing and debt management			E.21
	2.1	Financing program		E.21
	2.2	Financing strategy		E.23
		2.2.1	Diversification by market	E.23
		2.2.2	Diversification by instrument	E.24
		2.2.3	Diversification by maturity	E.26
	2.3	Pre-financing		E.28
	2.4	Yield		E.29
	2.5	Debt management		E.31
	2.6	Borrowings contracted		E.33
3.	Information on the retirement plans and on funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec			E.35
	3.1	Retirement plans		E.35
	3.2	Retirement Plans Sinking Fund		E.40
	3.3	Generations Fund		E.44
	3.4	Returns on funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec		E.45
		3.4.1	Retirement Plans Sinking Fund	E.46
		3.4.2	Generations Fund	E.47
		3.4.3	Accumulated Sick Leave Fund	E.47

E.1

4.	Credit ratings		E.49
	4.1	The Québec government’s credit ratings	E.49
	4.2	Comparison of the credit ratings of the Canadian provinces	E.54

E.2

1.	DEBT

Several concepts of debt are used to measure a government’s indebtedness. The following table presents data on Québec’s debt according to three concepts, namely, gross debt, net debt and debt representing accumulated deficits.

TABLE E.1

Debt of the Québec government as at March 31
(millions of dollars)

	2016	2017	2018	2019	2020	2021	2022
GROSS DEBT(1)	203 347	206 953	210 824	213 261	214 966	215 711	216 193
% of GDP	53.4	52.7	52.0	50.9	49.7	48.4	47.1
Less: Financial assets, net of other liabilities	−18 322	−21 739	−24 321	−26 269	−28 031	−30 116	−32 453
NET DEBT	185 025	185 214	186 503	186 992	186 935	185 595	183 740
% of GDP	48.6	47.2	46.0	44.6	43.2	41.6	40.0
Less: Non-financial assets	−67 095	−69 576	−73 353	−76 676	−79 835	−82 122	−84 256
Plus: Stabilization reserve	2 191	2 441	2 441	2 441	2 441	2 441	2 441
DEBT REPRESENTING
ACCUMULATED DEFICITS(2)	120 121	118 079	115 591	112 757	109 541	105 914	101 925
% of GDP	31.5	30.1	28.5	26.9	25.3	23.7	22.2

(1)	The gross debt excludes pre-financing and takes into account the sums accumulated in the Generations Fund.
(2)

According to the Act to reduce the debt and establish the Generations Fund, the debt representing accumulated deficits consists of the accumulated deficits figuring in the government’s financial statements plus the balance of the stabilization reserve.

The Québec
Government’s Debt	E.3

1.1	Gross debt

The gross debt represents the amount of debt issued on financial markets and the net liability in respect of the retirement plans and future benefits of public and parapublic sector employees, minus the balance of the Generations Fund.

As at March 31, 2017, the gross debt should stand at $206 953 million. As a proportion of the economy, it will stand at 52.7% of GDP, which represents a decrease compared to the previous year.

TABLE E.2

Gross debt as at March 31
(millions of dollars)

	2016	2017	2018	2019	2020	2021	2022
Consolidated direct debt	185 124	192 649	199 822	206 413	213 020	219 315	226 084
Plus: Net liability in respect of the retirement plans and employee future benefits	26 745	24 868	24 054	22 734	21 048	19 125	16 827
Less: Generations Fund	−8 522	−10 564	−13 052	−15 886	−19 102	−22 729	−26 718
GROSS DEBT	203 347	206 953	210 824	213 261	214 966	215 711	216 193
% of GDP	53.4	52.7	52.0	50.9	49.7	48.4	47.1

Budget 2017-2018
E.4	Economic Plan

$610-million reduction in the gross debt in 2015-2016

As at March 31, 2016, the gross debt was down in absolute terms. The gross debt recorded as at March 31, 2016 was indeed $610 million lower than the level recorded as at March 31, 2015 and stood at $203.3 billion.

A similar situation had not been seen since 1959.

This outcome results from the combined impact of restored fiscal balance and the deposits made in the Generations Fund.

Annual change in Québec’s gross debt as at March 31
(millions of dollars)

The Québec
Government’s Debt	E.5

[ ]	The debt burden will continue to fall

The gross debt will rise in absolute terms over the coming years, particularly because of capital investments, but its weight in the economy will continue to decline. The ratio of gross debt to GDP is expected to reach 47.1% as at March 31, 2022.

CHART E.1

Change in the gross debt as at March 31
(billions of dollars and percentage of GDP)

Budget 2017-2018
E.6	Economic Plan

Retirement plans liability

The net retirement plans liability, which is included in the gross debt, is calculated by subtracting from the retirement plans liability the balance of the Retirement Plans Sinking Fund (RPSF), an asset established to pay the retirement benefits of public and parapublic sector employees.

The retirement plans liability represents the present value of the retirement benefits the government will pay to public and parapublic sector employees, taking into account the conditions of their plans and their years of service. This liability stood at $86 436 million as at March 31, 2016.

The government created the RPSF in 1993. As at March 31, 2016, the RPSF’s book value stood at $59 738 million.

Thus, the net retirement plans liability represented $26 698 million as at March 31, 2016.

Net retirement plans liability as at March 31, 2016
(millions of dollars)

Retirement plans liability
Government and Public Employees Retirement Plan (RREGOP)	54 903
Pension Plan of Management Personnel (PPMP) and Retirement Plan for Senior Officials (RPSO)	12 962
Other plans(1)	18 571
Subtotal	86 436
Less: Retirement Plans Sinking Fund (RPSF)	−59 738
NET RETIREMENT PLANS LIABILITY	26 698

(1)	The liability for the other plans takes into account the assets of the other plans, including those of the Pension Plan of the Université du Québec.

The Québec
Government’s Debt	E.7

Employee future benefits liability

The government records in the gross debt the value of its commitments regarding future benefits programs for its employees, namely, programs for accumulated sick leave and for pensions paid to the survivors of government employees. These programs give rise to long-term obligations whose costs are covered in full by the government.

As at March 31, 2016, the employee future benefits liability stood at $1 475 million.

As at March 31, 2016, the value of the sums accumulated to pay for employee future benefits programs (Accumulated Sick Leave Fund and Survivor’s Pension Plan Fund) stood at $1 428 million.

Thus, the net employee future benefits liability was $47 million as at March 31, 2016.

Net employee future benefits liability as at March 31, 2016
(millions of dollars)

Employee future benefits liability
Accumulated sick leave	840
Survivor’s pension plan	421
Université du Québec programs	214
Subtotal	1 475
Less:
Accumulated Sick Leave Fund	−989
Survivor’s Pension Plan Fund	−439
Subtotal	−1 428
NET EMPLOYEE FUTURE BENEFITS LIABILITY	47

Budget 2017-2018
E.8	Economic Plan

Generations Fund

The Generations Fund was created in June 2006, through the adoption of the Act to reduce the debt and establish the Generations Fund. The sums accumulated in the fund are dedicated solely to repaying the debt.

As March 31, 2017, the book value of the Generations Fund is expected to stand at $10.6 billion.

The sums accumulated in the Generations Fund are expected to reach $26.7 billion as at March 31, 2022.

Generations Fund
(millions of dollars)

	2015-	2016-	2017-	2018-	2019-	2020-	2021-
	2016-	2017-	2018-	2019-	2020-	2021-	2022-
Book value, beginning of year	6 938	8 522	10 564	13 052	15 886	19 102	22 729
Dedicated revenues
Water-power royalties
Hydro-Québec	641	671	680	687	703	724	733
Private producers	100	103	99	100	102	104	107
Subtotal	741	774	779	787	805	828	840
Indexation of the price of heritage electricity	98	164	215	245	325	415	500
Additional contribution from Hydro-Québec	—	—	215	215	215	215	215
Mining revenues	161	77	123	241	297	352	382
Specific tax on alcoholic beverages	100	500	500	500	500	500	500
Unclaimed property	55	55	30	30	30	30	30
Investment income	298	472	626	816	1 044	1 287	1 522
Total dedicated revenues	1 453	2 042	2 488	2 834	3 216	3 627	3 989
Deposit from the accumulated surplus of the Commission des normes du travail	131	—	—	—	—	—	—
Total deposits	1 584	2 042	2 488	2 834	3 216	3 627	3 989
BOOK VALUE, END OF YEAR	8 522	10 564	13 052	15 886	19 102	22 729	26 718

The Québec
Government’s Debt	E.9

[ ]	Factors responsible for the growth in the gross debt

In 2017-2018, the gross debt will increase by $3.9 billion, mainly because of capital investments and investments, loans and advances.

Capital investments1 and investments, loans and advances will increase the gross debt by $5.8 billion, while deposits in the Generations Fund will lead to a $2.5 -billion reduction in the gross debt.

CHART E.2

Factors responsible for the growth in the gross debt in 2017-2018
(millions of dollars)

(1)	Other factors include, in particular, the change in other accounts, such as accounts receivable and accounts payable.

The table on the next page shows the factors responsible for the growth in the government’s gross debt since March 31, 2000.

______________

[1]

These are net capital investments, which consist of gross investments minus depreciation expenses. Even though gross investments have an impact on the gross debt, net capital investments are presented in the factors responsible for the growth in the gross debt due to the fact that depreciation expenses are presented in the budgetary balance. In 2017-2018, gross capital investments will amount to $7 643 million and depreciation expenses to $3 866 million, for a total of $3 777 million in net investments.

Budget 2017-2018
E.10	Economic Plan

TABLE E.3

Factors responsible for the growth in the Québec government’s gross debt
(millions of dollars)

	Debt,	Budgetary						Deposits in the
	beginning of	(surplus)		Investments, loans	Net investment in	Net capital	Other	Generations	Total	Debt, end	% of
	year	deficit(1)		and advances	the networks	investments(2)	factors(3)	Fund	change	of year	GDP
2000-2001	116 761	−427		1 701	841	578	1 108		3 801	120 562	52.4
2001-2002	120 562	−22		1 248	934	1 199	−9		3 350	123 912	51.9
2002-2003	123 912	728		1 921	631	1 706	237		5 223	129 135	51.7
2003-2004	129 135	358		1 367	560	1 186	625		4 096	133 231	51.4
2004-2005	133 231	664		1 303	1 486	1 006	−796		3 663	136 894	50.4
2005-2006	136 894	−37		1 488	1 013	1 179	−809		2 834	139 728	49.9
2006-2007	139 728	−109		2 213	1 002	1 177	1 078	−584	4 777	144 505	49.7
2007-2008	144 505	—		2 658	487	1 457	767	−649	4 720	149 225	48.8
2008-2009	149 225	—		966	622	2 448	−28	−719	3 289	152 514	48.5
With networks consolidated line by line(4)
2009-2010	157 630	3 174		1 746		4 226	−2 733	−725	5 688	163 318	51.9
2010-2011	163 318	3 150		2 507		4 923	298	−760	10 118	173 436	52.9
2011-2012	173 436	2 628		1 861		5 071	1 228	−840	9 948	183 384	53.2
2012-2013	183 384	3 476	(5)	659		4 863	445	−961	8 482	191 866	54.2
2013-2014	191 866	2 824		1 349		3 977	−788	−1 421	5 941	197 807	54.3
2014-2015	197 807	1 143	(6)	2 146		2 980	1 160	−1 279	6 150	203 957	54.9
2015-2016	203 957	−2 191		808		2 695	−338	−1 584	−610	203 347	53.4
2016-2017	203 347	−250		2 970		2 481	447	−2 042	3 606	206 953	52.7
2017-2018	206 953	—		2 047		3 777	535	−2 488	3 871	210 824	52.0
2018-2019	210 824	—		1 989		3 323	−41	−2 834	2 437	213 261	50.9
2019-2020	213 261	—		1 811		3 159	−49	−3 216	1 705	214 966	49.7
2020-2021	214 966	—		1 818		2 287	267	−3 627	745	215 711	48.4
2021-2022	215 711	—		1 840		2 134	497	−3 989	482	216 193	47.1

(1)	From 2006-2007 to 2009-2010, the budgetary balance presented is the budgetary balance after the stabilization reserve.
(2)	Investments made under private-public partnership agreements are included in net capital investments.
(3)	Other factors include, in particular, the change in other accounts, such as accounts receivable and accounts payable.
(4)

The line-by-line consolidation of the health and social services and education networks raised the gross debt by $5 116 million as at March 31, 2009. This amount represents the debt contracted by the networks in their own name, which was previously not included in the government’s debt. The data prior to 2009-2010 could not be restated and are thus not comparable.

(5)	This amount includes the loss of $1 876 million stemming from activities abandoned following the closure of Hydro-Québec’s Gentilly-2 nuclear power plant.
(6)	Budgetary balance excluding the impact of accounting adjustments. The budgetary balance including accounting adjustments of $418 million is a deficit of $725 million.

Government’s Québec The
Debt	E.11

[ ]	Change in the gross debt burden and the importance of the Generations Fund

After declining from 1998 to 2009, the gross-debt-to-GDP ratio rose due to growth in capital investments and the 2008-2009 recession, which led to deficits from 2009-2010 to 2014-2015.

The following chart illustrates the importance of the Generations Fund. Without the deposits made in the Generations Fund, the ratio of gross debt to GDP would be much higher. As at March 31, 2022, the gross debt burden is expected to stand at 47.1% . Without the Generations Fund, the forecast would be 53.1%, or 6.0 percentage points of GDP higher.

This difference represents $27.7 billion. In other words, if the government had not created the Generations Fund in 2006, the gross debt forecast as at March 31, 2022 would be $27.7 billion higher,2 that is, $3 207 dollars per capita. By reducing the debt, the Generations Fund is a powerful instrument of intergenerational equity.

CHART E.3

Gross debt as at March 31
(percentage of GDP)

Note:	The line-by-line consolidation of the health and social services and education networks raised the gross-debt-to-GDP ratio from 48.5% to 50.1% as at March 31, 2009.

__________________

[2]

The difference of $27.7 billion is $1 billion higher than the balance of the Generations Fund as at March 31, 2022 ($26.7 billion) owing to the use of $1 billion from the Generations Fund in 2013-2014 to repay maturing borrowings.

Budget 2017-2018
E.12	Economic Plan

Inclusion, in the gross debt, of debt contracted by the Financing Fund for government enterprises and entities not included in the reporting entity

The debt of government enterprises and entities not included in the reporting entity that is financed by the Financing Fund is not recorded in the gross debt.

However, debt issued by Financement-Québec to finance entities not included in the reporting entity is included in the gross debt. This leads to a difference in treatment. The Auditor General of Québec has asked the government in the past to look into this question of differing treatment.

To favourably address the request of the Auditor General of Québec, the government intends to modify the definition of gross debt in the Act to reduce the debt and establish the Generations Fund so that it will include debt contracted by the Financing Fund to finance government enterprises and entities not included in the reporting entity.

In addition, the Act to modify mainly the organization and governance of shared transportation in the Montréal metropolitan area provides for, in fiscal 2017-2018, the elimination of the Agence métropolitaine de transport (AMT) and the establishment of two municipal bodies, namely, the Autorité régionale de transport métropolitain (ARTM) and the Réseau de transport métropolitain (RTM). Accordingly, loans granted by the Financing Fund to the AMT ($1.7 billion as at March 31, 2017) will eventually be transferred to the ARTM and the RTM. The change that will be made to the definition of gross debt will allow such loans transferred to entities not included in the reporting entity to keep being recorded in the calculation of the gross debt.

The inclusion of debt contracted by the Financing Fund to finance government enterprises and entities not included in the reporting entity will increase the gross debt by $258 million as at March 31, 2017.

Impact on the gross debt as at March 31, 2017 of including debt contracted by the Financing Fund for government enterprises and entities not included in the reporting entity
(millions of dollars)

	Before	After	Change
Debt before deferred foreign exchange gains (losses)	198 082	198 082	—
Less: Debt contracted by the Financing Fund to finance government enterprises and entities not included in the reporting entity	−258	—	258
Subtotal	197 824	198 082	258
Less: Pre-financing	−5 433	−5 433	—
Consolidated direct debt (A)	192 391	192 649	258
Net liability in respect of the retirement plans and employee future benefits (B)	24 868	24 868	—
Less: Generations Fund (C)	−10 564	−10 564	—
GROSS DEBT (A + B + C)	206 695	206 953	258
% of GDP	52.7	52.7	—

The Québec
Government’s Debt	E.13

1.2	Net debt

The net debt is equal to the Québec government’s liabilities less its financial assets. It represents the debt that has funded capital investments and current expenditures. The net debt is calculated by subtracting from the gross debt the government’s financial assets, net of other liabilities.

As at March 31, 2017, the net debt is expected to stand at $185 214 million, or 47.2% of GDP. As a proportion of GDP, the net debt began to decrease in 2013-2014 and will continue to fall over the coming years, to 40.0% as at March 31, 2022.

TABLE E.4

Factors responsible for the growth in the net debt
(millions of dollars)

						Revenues
	Debt,	Budgetary				dedicated to the
	beginning	(surplus)		Net capital		Generations	Total	Debt, end	% of
	of year	deficit		investments	Other	Fund	change	of year	GDP
2012-2013	167 700	3 476	(1)	4 863	4 959	−961	12 337	180 037	50.9
2013-2014	180 037	2 824		3 977	−2 465	−1 121	3 215	183 252	50.3
2014-2015	183 252	1 143	(2)	2 980	−409	−1 279	2 435	185 687	50.0
2015-2016	185 687	−2 191		2 695	287	−1 453	−662	185 025	48.6
2016-2017	185 025	−250		2 481	—	−2 042	189	185 214	47.2
2017-2018	185 214	—		3 777	—	−2 488	1 289	186 503	46.0
2018-2019	186 503	—		3 323	—	−2 834	489	186 992	44.6
2019-2020	186 992	—		3 159	—	−3 216	−57	186 935	43.2
2020-2021	186 935	—		2 287	—	−3 627	−1 340	185 595	41.6
2021-2022	185 595	—		2 134	—	−3 989	−1 855	183 740	40.0

(1)	This amount includes the loss of $1 876 million stemming from activities abandoned following the closure of Hydro-Québec’s Gentilly-2 nuclear power plant.
(2)	Budgetary balance excluding the impact of accounting adjustments. The budgetary balance including accounting adjustments of $418 million is a deficit of $725 million.

Budget 2017-2018
E.14	Economic Plan

1.3	Debt representing accumulated deficits

The debt representing accumulated deficits corresponds to the difference between the Québec government’s liabilities and its financial and non-financial assets as a whole. This debt is calculated by subtracting financial assets, net of other liabilities, as well as non-financial assets from the gross debt. In accordance with the Act to reduce the debt and establish the Generations Fund, it is also increased by the stabilization reserve.

As at March 31, 2017, the debt representing accumulated deficits is expected to stand at $118 079 million, or 30.1% of GDP. As a proportion of GDP, the debt representing accumulated deficits began to decrease in 2013-2014 and will continue to fall over the coming years, to 22.2% as at March 31, 2022.

TABLE E.5

Factors responsible for the growth in the debt representing accumulated deficits
(millions of dollars)

						Revenues
				Allocation		dedicated
	Debt,	Budgetary		to the		to the
	beginning	(surplus)		stabilization	Accounting	Generations	Total	Debt, end	% of
	of year	deficit		reserve	adjustments	Fund	change	of year	GDP
2012-2013	115 220	3 476	(1)	—	4 880	−961	7 395	122 615	34.6
2013-2014	122 615	2 824		—	−2 471	−1 121	−768	121 847	33.4
2014-2015	121 847	1 143	(2)	—	−443	−1 279	−579	121 268	32.7
2015-2016	121 268	−2 191		2 191	306	−1 453	−1 147	120 121	31.5
2016-2017	120 121	−250		250	—	−2 042	−2 042	118 079	30.1
2017-2018	118 079	—		—	—	−2 488	−2 488	115 591	28.5
2018-2019	115 591	—		—	—	−2 834	−2 834	112 757	26.9
2019-2020	112 757	—		—	—	−3 216	−3 216	109 541	25.3
2020-2021	109 541	—		—	—	−3 627	−3 627	105 914	23.7
2021-2022	105 914	—		—	—	−3 989	−3 989	101 925	22.2

(1)	This amount includes the loss of $1 876 million stemming from activities abandoned following the closure of Hydro-Québec’s Gentilly-2 nuclear power plant.
(2)	Budgetary balance excluding the impact of accounting adjustments. The budgetary balance including accounting adjustments of $418 million is a deficit of $725 million.

The Québec
Government’s Debt	E.15

1.4	Debt reduction objectives

The Québec government has set debt reduction objectives that have been included in the Act to reduce the debt and establish the Generations Fund. For fiscal 2025-2026:

—	the gross debt must not exceed 45% of GDP;
—	the debt representing accumulated deficits must not exceed 17% of GDP.

The trajectories have been revised on the basis of the anticipated change in the debt and the economy.

To achieve these debt reduction objectives, the government established the Generations Fund in 2006. The main revenue sources dedicated to the Generations Fund are as follows:

—	water-power royalties paid by Hydro-Québec and private producers of hydro-electricity;
—	revenue generated by the indexation of the price of heritage electricity;
—	all mining revenues;

Budget 2017-2018
E.16	Economic Plan

—	an amount derived from the specific tax on alcoholic beverages ($500 million per year since 2016-2017);

—

In 2013, the government chose to offset the impact on the debt of the additional deficits caused by the decision to postpone for two years the return to a balanced budget, which was forecast for 2013-2014, by increasing deposits in the Generations Fund drawn from the specific tax on alcoholic beverages as of 2016-2017.

—	investment income that accumulates in the Generations Fund and thus accelerates debt reduction.

The Québec
Government’s Debt	E.17

1.5	Comparison of the debt of governments in Canada

On the basis of gross debt and percentage of GDP, Québec is the second most heavily indebted province after Newfoundland and Labrador.

However, Québec is the most heavily indebted province on the basis of debt representing accumulated deficits.

CHART E.6

Gross debt and debt representing accumulated deficits as at March 31, 2016
(percentage of GDP)

(1)	A negative entry means that the government has an accumulated surplus.

Sources: Public accounts of the provinces and the federal government and Statistics Canada.

The table on the following page shows the debt of the federal government and each of the provinces as at March 31, 2016. Contrary to the net debt and the debt representing accumulated deficits, the gross debt cannot be observed directly in the public accounts of the other provinces. However, the public accounts show the components of gross debt, that is, the consolidated direct debt, the net retirement plans liability and the net employee future benefits liability. Therefore, it is possible to calculate the level of the gross debt according to the same concept used by Québec.

The debt concepts used in budget documents may also differ from one government to another. For instance, the commitment to reduce the debt burden of the federal government concerns solely the debt representing accumulated deficits, whereas Québec’s debt reduction objectives concern the gross debt and the debt representing accumulated deficits.

Budget 2017-2018
E.18	Economic Plan

TABLE E.6

Debt of governments in Canada as at March 31, 2016 according to various concepts
(millions of dollars)

	N.L.	Qué.	Fed.	Ont.	Man.	N.S.	N.B.	B.C.	P.E.I.	Sask.	Alta.
Consolidated direct debt	9 137	185 124	693 813	341 558	24 226	13 525	12 126	64 472	1 920	6 211	22 194
Net liability in respect of the retirement plans and employee future benefits	7 429	26 745	236 269	12 107	2 865	2 739	1 071	2 315	−281	7 922	10 566
Generations Fund	—	−8 522	—	—	—	—	—	—	—	—	—
Gross debt	16 566	203 347	930 082	353 665	27 091	16 264	13 197	66 787	1 639	14 133	32 760
% of GDP	55.0	53.4	46.8	46.3	41.1	40.4	39.9	26.7	26.5	17.8	10.0
Less: Financial assets, net of other liabilities	−3 912	−18 322	−236 331	−48 432	−5 658	−1 167	463	−27 152	531	−6 234	−33 991
Net debt(1)	12 654	185 025	693 751	305 233	21 433	15 097	13 660	39 635	2 170	7 899	−1 231
% of GDP	42.0	48.6	34.9	40.0	32.5	37.5	41.3	15.9	35.1	9.9	−0.4
Less: Non-financial assets	−4 484	−67 095	−77 765	−102 536	−12 621	−5 813	−8 958	−43 014	−1 026	−9 394	−47 311
Plus: Stabilization reserve	—	2 191	—	—	—	—	—	—	—	—	—
Debt representing accumulated deficits(1)	8 170	120 121	615 986	202 697	8 812	9 284	4 702	−3 379	1 144	−1 495	−48 542
% of GDP	27.1	31.5	31.0	26.6	13.4	23.1	14.2	−1.4	18.5	−1.9	−14.9

(1) A negative entry indicates that the government has net assets or an accumulated surplus. Sources: Public accounts of the provinces and the federal government and Statistics Canada.

The Québec
Government’s Debt	E.19

Public sector debt

Public sector debt includes the government’s gross debt as well as the debt of Hydro-Québec, municipalities, universities other than the Université du Québec and its constituents, and other government enterprises. This debt has served, in particular, to fund public infrastructure, such as roads, schools, hospitals, hydroelectric dams and water treatment plants.

As at March 31, 2017, Québec’s public sector debt is expected to stand at $276 201 million, or 70.4% of GDP. These figures must be put into perspective for they do not take into account the economic value of certain assets held by the government, such as Hydro-Québec, the Société des alcools du Québec and Loto-Québec.

Public sector debt as at March 31
(millions of dollars)

	2013	2014	2015	2016	2017
Government’s gross debt	191 866	197 807	203 957	203 347	206 953
Hydro-Québec	39 631	40 361	41 662	43 843	43 585
Municipalities(1)	21 820	22 622	23 305	23 846	24 055
Universities other than the Université du Québec and its constituents(2)	1 739	1 610	1 624	1 608	1 608
Other government enterprises(3)	1 479	433	383	308	—
PUBLIC SECTOR DEBT	256 535	262 833	270 931	272 952	276 201
% of GDP	72.5	72.1	73.0	71.7	70.4

(1)	These amounts correspond to the long-term debt contracted by municipalities in their own name. Part of this debt is subsidized by the government ($3 409 million as at March 31, 2017).
(2)

These amounts correspond to the debt contracted by universities other than the Université du Québec and its constituents in their own name. Part of this debt is subsidized by the government ($692 million as at March 31, 2017).

(3)

These amounts correspond to the debt of the Financing Fund to finance government enterprises and entities not included in the reporting entity. As of 2017, this debt is included in the gross debt ($258 million as at March 31, 2017).

Budget 2017-2018
E.20	Economic Plan

2.	FINANCING AND DEBT MANAGEMENT

2.1	Financing program

The government’s financing program for 2016-2017 amounted to $22 675 million, which is $8 697 million more than forecast in the March 2016 Québec Economic Plan. This upward revision is primarily attributable to pre-financing.

TABLE E.7

The government’s financing program in 2016-2017
(millions of dollars)

	March 2016	Revisions	March 2017
GENERAL FUND
Net financial requirements(1)	2 740	−1 959	781
Repayments of borrowings	9 322	592	9 914
Change in cash position(2)	−7 584	−929	−8 513
Deposits in the Retirement Plans Sinking Fund (RPSF)(3)	—	1 500	1 500
Transactions under the credit policy(4)	—	2 238	2 238
Contributions to the Sinking Fund for borrowings	—	2 308	2 308
Pre-financing	—	5 433	5 433
GENERAL FUND	4 478	9 183	13 661
FINANCING FUND	9 000	−1 242	7 758
FINANCEMENT-QUÉBEC	500	756	1 256
TOTAL	13 978	8 697	22 675
Including: repayments of borrowings	13 835	780	14 615

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1)

These amounts exclude the net financial requirements of consolidated entities funded through the Financing Fund. They are adjusted to take into account, in particular, the non-receipt of revenues of the RPSF and of funds dedicated to employee future benefits.

(2)	The change in cash position corresponds to pre-financing carried out the previous year.
(3)	Deposits in the RPSF are optional. They are recorded in the financing program only once they are made.
(4)

Under the credit policy, which is designed to limit financial risk with respect to counterparties, the government disburses or receives amounts because of movements in exchange rates. These amounts have no effect on the debt.

The Québec
Government’s Debt	E.21

The financing program will amount to $11 264 million in 2017-2018 and $20 559 million in 2018-2019. In 2019-2020, 2020-2021 and 2021-2022, it is expected to amount to $17 881 million, $16 803 million and $19 056 million, respectively.

TABLE E.8

The government’s financing program, 2017-2018 to 2021-2022
(millions of dollars)

	2017-2018	2018-2019	2019-2020	2020-2021	2021-2022
GENERAL FUND
Net financial requirements(1)	3 013	1 911	1 069	2 138	2 328
Repayments of borrowings	5 484	7 748	7 712	6 565	11 628
Change in cash position(2)	−5 433	—	—	—	—
GENERAL FUND	3 064	9 659	8 781	8 703	13 956
FINANCING FUND	7 000	9 500	7 500	7 000	4 500
FINANCEMENT-QUÉBEC	1 200	1 400	1 600	1 100	600
TOTAL	11 264	20 559	17 881	16 803	19 056
Including: repayments of borrowings	10 992	16 042	13 566	10 468	15 000

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1)

These amounts exclude the net financial requirements of consolidated entities funded through the Financing Fund. They are adjusted to take into account, in particular, the non-receipt of revenues of the RPSF and of funds dedicated to employee future benefits.

(2)	The change in cash position corresponds to pre-financing carried out the previous year.

Budget 2017-2018
E.22	Economic Plan

2.2	Financing strategy

The government aims to borrow at the lowest possible cost. To that end, it applies a strategy for diversifying sources of funding by market, financial instrument and maturity.

2.2.1	Diversification by market

Financing transactions are carried out regularly on most markets, namely, in Canada, the United States, Europe, Australia and Asia.

Over the past ten years, 17% of borrowings have been contracted on average in foreign currencies. Nonetheless, the government keeps no exposure of its debt to those currencies (see section 2.5) .

More precisely, in 2016-2017, the government carried out 31.1% of its borrowings on foreign markets:

—	US$5 billion (CAN$6.4 billion);

—	AU$510 million (CAN$526 million);

—	HK$540 million (CAN$89 million).

With regard to financing on foreign markets, it has been an exceptional year with excellent opportunities presenting themselves for Québec, particularly in the United States where three benchmarks were issued for a total of US$5 billion. This is the largest amount ever raised in a single fiscal year on the U.S. market.

CHART E.7

Long-term borrowings by currency
(per cent)

The Québec
Government’s Debt	E.23

2.2.2	Diversification by instrument

To satisfy investors’ needs, an extensive array of financial products is used in the course of financing transactions.

Long-term instruments consist primarily of bonds (conventional and green) and variable interest rate notes.

CHART E.8

Long-term borrowings contracted in 2016-2017 by instrument
(per cent)

(1)

These borrowings are from immigrant investors. The sums advanced by immigrant investors are lent to the government through Investissement Québec. With the income generated by the investments, Investissement Québec funds two assistance programs for Québec businesses: the Business Assistance – Immigrant Investor Program and the Employment Integration Program for Immigrants and Visible Minorities.

(2)	Savings products issued by Épargne Placements Québec.

Budget 2017-2018
E.24	Economic Plan

Launching of the Green Bond program

The government is engaging in green finance with the launching of a Green Bond program that will fund projects generating tangible benefits with regard to protecting the environment, reducing greenhouse gas (GHG) emissions or adapting to climate change.

In this way, the government is contributing to the development of a socially responsible investment market and facilitating the shift to a low-carbon intensity economy.

The inaugural issue of green bonds, totalling CAN$500 million, took place on February 24, 2017. Through this inaugural issue, the government plans, in particular, to fund public transit projects such as the replacement of Société de transport de Montréal métro cars (with AZUR trains) and the purchase of hybrid buses.

Besides seeking to diversify its sources of funding, the Ministère des Finances du Québec wishes to be at the forefront of infrastructure financing trends. By putting this program in place, Québec is demonstrating not only its commitment to developing the green bond market, but also its commitment to the environment.

Highlights

–

Québec’s green bonds, which are part of the government’s annual borrowing program, have the same characteristics as conventional bonds as far as price, yield, maturity and credit ratings are concerned.

–	The Green Bond program draws on the Green Bond Principles, a set of core guidelines introduced in 2014 by a group of financial institutions seeking to improve transparency in this growing market.

–	The framework of Québec’s Green Bond program has received the highest rating possible from CICERO (Center for International Climate and Environmental Research – Oslo).

–	Québec is the second province, after Ontario, to issue green bonds on the Canadian market.

For further details, please visit:
www.finances.gouv.qc.ca/en/RI_GB_Green_Bonds.asp

The Québec
Government’s Debt	E.25

2.2.3	Diversification by maturity

Maturities of new borrowings are distributed over time to obtain a stable refinancing profile and ensure the government’s regular presence on capital markets.

In 2016-2017, 38.4% of contracted borrowings had a maturity of less than 10 years, 42.3% a maturity of 10 years and 19.3% a maturity of 30 years or more.

CHART E.9

Long-term borrowings(1)contracted in 2016-2017 by maturity
(per cent)

(1)	Long-term borrowings correspond to borrowings with a maturity of more than one year.

This diversification by maturity is reflected on the maturity of the debt. As at March 31, 2017, the average maturity of the debt, that is, of all borrowings contracted, is expected to be 11 years.

Budget 2017-2018
E.26	Economic Plan

The following chart shows, for each year, the maturity of the long-term debt as at March 31, 2017. For example, repayments of borrowings will amount to $10 992 million in 2017-2018 and $16 042 million in 2018-2019. The maturity of the debt extends to 2076-2077, with one borrowing maturing on December 1, 2076.

CHART E.10

Maturity of the long-term debt as at March 31, 2017
(millions of dollars)

Note: Long-term debt of the general fund, the Financing Fund and Financement-Québec.

The Québec
Government’s Debt	E.27

2.3	Pre-financing

The government carries out pre-financing to take advantage of favourable market conditions. These are borrowings that would normally be contracted during the subsequent fiscal year.

In 2016-2017, the government carried out pre-financing totalling $5.4 billion. The average for the past 10 years is $5.7 billion per year.

CHART E.11

Pre-financing
(millions of dollars)

Budget 2017-2018
E.28	Economic Plan

2.4	Yield

The yield on the Québec government’s 10-year securities is currently about 2.6%, while that on short-term securities is roughly 0.6% . Since the beginning of year 2010, the yield has averaged 3.1% for long-term securities and 0.8% for short-term securities.

CHART E.12

Yield on the Québec government’s securities
(per cent)

Sources: PC-Bond and Ministère des Finances du Québec.

The Québec
Government’s Debt	E.29

Since January 1, 2010, the spread between the yield on 10-year securities of the Québec government and those of the federal government has varied between 0.7 and 1.2 percentage points. The spread is currently about 0.8 percentage point.

The same trend has been observed with regard to the spread between the yield on the long-term securities of Ontario and the federal government. Since January 1, 2010, the spread has varied between 0.7 and 1.2 percentage points and it is currently about 0.8 percentage point.

No spread is observed at the moment between the yield on long-term securities of Québec and Ontario.

CHART E.13

Yield spread on long-term (10-year) securities
(percentage points)

Source: PC-Bond.

Budget 2017-2018
E.30	Economic Plan

2.5	Debt management

The government’s debt management strategy aims to minimize the cost of debt while limiting the risks related to fluctuations in foreign exchange and interest rates. The government uses a range of financial instruments, particularly interest rate and currency swap agreements, to achieve desired debt proportions by currency and interest rate.

[ ]	Proportion of the gross debt in foreign currency

As at March 31, 2017, the proportion of the government’s gross debt in foreign currency, after taking into account interest rate and currency swap agreements, will be nil.3 This proportion has been nil since 2013.

CHART E.14

Proportion of the gross debt in foreign currency as at March 31
(per cent)

Note: Gross debt including pre-financing.

__________________

[3]

As at March 31, 2017, before taking into account interest rate and currency swap agreements, the proportion of the gross debt will be 83.7% in Canadian dollars, 9.5% in U.S. dollars, 4.5% in euros, 1.2% in Swiss francs and 1.1% in other foreign currencies (yen, Australian dollars, Hong Kong dollars and pounds sterling).

The Québec
Government’s Debt	E.31

[ ]	Proportion of the gross debt at variable interest rates

The government keeps part of its debt at variable interest rates and part at fixed interest rates.

After taking into account interest rate and currency swap agreements, the proportion of the gross debt at variable interest rates is expected to be 11.8% as at March 31, 2017. Since 2012, this proportion has been approximately 12% on average.

CHART E.15

Proportion of the gross debt at variable rates as at March 31(1)
(per cent)

Note: Gross debt including pre-financing.

(1)	The debt at variable interest rates includes variable interest rate financial instruments as well as fixed interest rate financial instruments that mature in one year or less.

Budget 2017-2018
E.32	Economic Plan

2.6	Borrowings contracted

TABLE E.9

Summary of long-term borrowings in 2016-2017

Currency	$ million	%
CANADIAN DOLLAR
Conventional bonds	11 375	50.2
Variable interest rate notes	2 021	8.9
Immigrant investors	1 321	5.8
Green bonds	499	2.2
Savings products issued by Épargne Placements Québec	414	1.8
Subtotal	15 630	68.9
OTHER CURRENCIES
U.S. dollar	6 430	28.4
Australian dollar	526	2.3
Hong Kong dollar	89	0.4
Subtotal	7 045	31.1
TOTAL	22 675	100.0

Note: Borrowings contracted or negotiated as at March 13, 2017.

The Québec
Government’s Debt	E.33

3.	INFORMATION ON THE RETIREMENT PLANS AND ON FUNDS DEPOSITED BY THE MINISTÈRE DES FINANCES WITH THE CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

3.1	Retirement plans

The Québec government participates financially in the retirement plans of its employees. These plans had 592 797 active participants and 366 719 beneficiaries as at December 31, 2015.

TABLE E.10

Retirement plans of public and parapublic sector employees as at
December 31, 2015

		Active participants	Beneficiaries
Government and Public Employees Retirement Plan (RREGOP)		545 932	262 897
Pension Plan of Management Personnel (PPMP) and Retirement Plan for Senior Officials (RPSO)		27 747	30 152
Other plans:
–	Teachers Pension Plan (TPP)(1) and Pension Plan of Certain Teachers (PPCT)(1)	38	42 685
–	Civil Service Superannuation Plan (CSSP)(1)	8	18 473
–	Superannuation Plan for the Members of the Sûreté du Québec (SPMSQ)	5 625	5 274
–	Pension Plan of Peace Officers in Correctional Services (PPPOCS)	4 048	1 910
–	Pension Plan of the Judges of the Court of Québec and of Certain Municipal Courts (PPJCQM)	294	368
–	Pension Plan for Federal Employees Transferred to Employment with the Gouvernement du Québec (PPFEQ)(2)	142	195
–	Pension Plan of the Members of the National Assembly (PPMNA)	122	427
–	Pension Plan of the Université du Québec (PPUQ)	8 841	4 338
Total for other plans		19 118	73 670
TOTAL		592 797	366 719

(1)	These plans have not accepted any new participants since July 1, 1973.
(2)	This plan has not accepted any new participants since it came into effect on January 1, 1992.
Source: Public Accounts 2015-2016.

The Québec
Government’s Debt	E.35

[ ]	Retirement plans liability

In its financial statements, the government discloses the present value of the retirement benefits it will pay to its employees, taking into account the conditions governing their plans as well as their years of service. This value is called the retirement plans liability. It does not take into account the sums accumulated to pay retirement benefits, particularly the Retirement Plans Sinking Fund (RPSF).

The actuarial valuations of the liability of the various retirement plans are carried out by Retraite Québec, following the rules of the Canadian Institute of Actuaries (CIA) and the Chartered Professional Accountants of Canada (CPA Canada) for the public sector. The liability valuation for the Pension Plan of the Université du Québec (PPUQ) is performed by a private-sector actuarial firm.

As at March 31, 2016, the liability for the retirement plans of public and parapublic sector employees stood at $86 436 million (net of the plans’ assets). This amount is recognized in the government’s gross debt.

TABLE E.11

Retirement plans liability as at March 31, 2016
(millions of dollars)

Government and Public Employees Retirement Plan (RREGOP)		54 903
Pension Plan of Management Personnel (PPMP) and Retirement Plan for Senior Officials (RPSO)		12 962
Other plans:
–	Teachers Pension Plan (TPP) and Pension Plan of Certain Teachers (PPCT)	10 762
–	Civil Service Superannuation Plan (CSSP)	3 412
–	Superannuation Plan for the Members of the Sûreté du Québec (SPMSQ)	4 016
–	Pension Plan of the Université du Québec (PPUQ)	3 657
–	Pension Plan of Peace Officers in Correctional Services (PPPOCS)	555
–	Pension Plan of the Judges of the Court of Québec and of Certain Municipal Courts (PPJCQM)	620
–	Pension Plan of the Members of the National Assembly (PPMNA)	205
–	Pension Plan for Federal Employees Transferred to Employment with the Gouvernement du Québec (PPFEQ)	156
–	Plans’ assets(1)	−4 812
Total for other plans		18 571
RETIREMENT PLANS LIABILITY		86 436

(1) Plans’ assets, particularly those of the PPFEQ, SPMSQ and PPUQ.

Budget 2017-2018
E.36	Economic Plan

Summary description of the retirement plans

The retirement plans of public and parapublic sector employees are defined benefit retirement plans. Benefits are calculated on the basis of participants’ average income for the best paid years (generally five) and their number of years of service. The pension usually represents 2% of an employee’s average income per year of service. Benefits are partially indexed to inflation.

RREGOP and PPMP, which account for nearly 97% of active participants, are cost-sharing plans: the government is responsible for paying 50% of the benefits, and the participants are responsible for paying the other portion, that is, 50%.1

Most of the other retirement plans are cost-balance plans. The government covers the cost of these plans, net of contributions paid by participants.

Retraite Québec is responsible for administering the plans.2

The actuarial obligation in regard to certain retirees under the PPMP will be assumed by the government

In December 2016, the government reached an agreement with its management personnel on the renewal of their working conditions. With a view to long-term global remuneration, the government agreed to pay the pensions of retirees under the Pension Plan for Management Personnel (PPMP) as at December 31, 2014 and of their surviving spouses. This obligation, as well as the assets that these retirees had built up in the participants’ fund, both of which amount to roughly $5 billion,3 will be transferred to the government.

The assets of these retirees will be deposited in the Retirement Plans Sinking Fund (RPSF). This transfer of funds, together with the transfer of the obligation, will thus not affect the achievement of the government’s objective, namely, that the book value of the sums accumulated in the RPSF be equal, in 2020, to 70% of the actuarial obligations in regard to the retirement plans of public and parapublic sector employees.

In addition, as a result of the agreement, certain changes will be made to restructure the PPMP: pension eligibility criteria will be changed, the reduction applicable in the case of early retirement will be increased, the average salary used to calculate the pension will now be that of the five best paid years and not the three best paid ones; and partial indexation of pensions will be suspended for a period of five years and will be changed thereafter.

[1]

This cost-sharing formula has been in effect since July 1, 1982. Previously, the government was responsible for payment of 7/12 of the benefits (58.3%). The agreement entered into in December 2016 for the PPMP stipulates that the government will cover payments for retirees under this plan as at December 31, 2014. Participants’ assets will also be transferred.

[2]	Except for the PPUQ.
[3]	The amounts of the actuarial obligation and transferred assets will be slightly different, but the agreement ensures that the cost to the government will not exceed $150 million.

The Québec
Government’s Debt	E.37

[ ]	Annual retirement plans expenditure

Every year, the government records its expenditure as an employer with regard to the retirement plans. This expenditure comprises two components:

—

the net cost of vested benefits, namely, the present value of retirement benefits that employees have accumulated for work performed during the year, net of contributions paid, that is, $2 268 million in 2015-2016;

—	the amortization of revisions to the government’s actuarial obligations arising from previous updates of actuarial valuations, for a cost of $869 million in 2015-2016.

In 2015-2016, government spending in respect of the retirement plans thus stood at $3 137 million.

TABLE E.12

Spending in respect of the retirement plans
(millions of dollars)

2015-2016
Net cost of vested benefits	2 268
Amortization of revisions stemming from actuarial valuations	869
SPENDING IN RESPECT OF THE RETIREMENT PLANS	3 137

Budget 2017-2018
E.38	Economic Plan

[ ]	Interest on the retirement plans liability

The government records an interest charge on the retirement plans liability. This stems from the fact that, historically, it decided to manage its contributions to the retirement plans of its employees internally rather than have an external fund manage them.

This reduced borrowings on financial markets and growth in the direct debt. On the other hand, the commitments in respect of the retirement plans of government employees are shown as a liability and the government must record an interest charge calculated on the value of the actuarial obligations in respect of these plans.

However, the investment income of the RPSF must be subtracted from this amount. The interest charge on the retirement plans liability is included in the government’s debt service.

TABLE E.13

Interest on the retirement plans liability
(millions of dollars)

2015-2016
Interest on the actuarial obligations relating to the retirement plans(1)	5 709
Less: Investment income of the RPSF	−2 975
INTEREST ON THE RETIREMENT PLANS LIABILITY	2 734

(1) Net of the income of specific funds of the plans.

The Québec
Government’s Debt	E.39

3.2	Retirement Plans Sinking Fund

The Retirement Plans Sinking Fund (RPSF) is an asset that was created in 1993 for the purpose of paying the retirement benefits of public and parapublic sector employees.

As at March 31, 2017, the RPSF’s book value is expected to be $64 599 million.

TABLE E.14

Change in the RPSF
(millions of dollars)

	Book value,			Imputed	Book value,
	beginning of year		Deposits	investment income	end of year
1993-1994	—		850	4	854
1994-1995	854		—	−5	849
1995-1996	849		—	74	923
1996-1997	923		—	91	1 014
1997-1998	1 095	(1)	—	84	1 179
1998-1999	1 179		944	86	2 209
1999-2000	2 209		2 612	219	5 040
2000-2001	5 040		1 607	412	7 059
2001-2002	7 059		2 535	605	10 199
2002-2003	10 199		900	741	11 840
2003-2004	11 840		1 502	862	14 204
2004-2005	14 204		3 202	927	18 333
2005-2006	18 333		3 000	1 230	22 563
2006-2007	22 437	(1)	3 000	1 440	26 877
2007-2008	26 877		3 000	1 887	31 764
2008-2009	31 749	(2)	2 100	2 176	36 025
2009-2010	36 025		—	2 175	38 200
2010-2011	38 200		2 000	2 065	42 265
2011-2012	42 265		1 000	2 087	45 352
2012-2013	45 352		1 000	1 992	48 344
2013-2014	48 344		1 000	1 989	51 333
2014-2015	51 333		1 500	2 430	55 263
2015-2016	55 263		1 500	2 975	59 738
2016-2017	59 738		1 500	3 361	64 599

(1)	These amounts take into account restatements arising from the government accounting reforms of 1997-1998 and 2006-2007.
(2)	This amount takes into account an adjustment arising from consideration of the expected average remaining service life (EARSL) of participants in the PPMP.

Budget 2017-2018
E.40	Economic Plan

As at March 31, 2016, the market value of the RPSF was higher than its book value.

TABLE E.15

Book value and market value of the RPSF as at March 31
(millions of dollars)

	Book value	Market value	Difference
1994-1995	849	831	18
1995-1996	923	954	−31
1996-1997	1 014	1 095	−81
1997-1998	1 179	1 321	−142
1998-1999	2 209	2 356	−147
1999-2000	5 040	5 703	−663
2000-2001	7 059	7 052	7
2001-2002	10 199	9 522	677
2002-2003	11 840	9 240	2 600
2003-2004	14 204	12 886	1 318
2004-2005	18 333	17 362	971
2005-2006	22 563	23 042	−479
2006-2007	26 877	28 859	−1 982
2007-2008	31 764	32 024	−260
2008-2009	36 025	25 535	10 490
2009-2010	38 200	29 559	8 641
2010-2011	42 265	35 427	6 838
2011-2012	45 352	38 222	7 130
2012-2013	48 344	42 562	5 782
2013-2014	51 333	49 034	2 299
2014-2015	55 263	57 432	−2 169
2015-2016	59 738	60 084	−346

The Québec
Government’s Debt	E.41

[ ]	A decline in debt service

Deposits in the RPSF entail a reduction in the government’s debt service. Indeed, the rates of return on funds managed by the Caisse de dépôt et placement du Québec are generally higher than interest rates on Québec government bonds issued to finance deposits in the RPSF. Therefore, the income of the RPSF, which is applied against the government’s debt service, is usually higher than the additional interest charge that arises from new borrowings. This leads to a net decrease in the government’s debt service.

Since the RPSF was created, the return obtained by the Caisse has been higher than the cost of new borrowings by the government 18 years out of 23.

TABLE E.16

Comparison of the RPSF’s annual return and the Québec government’s borrowing costs
(per cent, on a calendar year basis)

					Difference
	Return of the RPSF		Cost of new borrowings	(1)	(percentage points)
1994	−3.3	(2)	9.2		−12.5
1995	17.0		8.9		8.1
1996	16.1		7.7		8.4
1997	13.4		6.5		6.9
1998	10.4		5.8		4.6
1999	15.3		6.0		9.3
2000	7.2		6.5		0.7
2001	−4.7		6.1		−10.8
2002	−8.5		5.8		−14.3
2003	14.9		5.2		9.7
2004	11.4		5.0		6.4
2005	13.5		4.5		9.0
2006	13.5		4.6		8.9
2007	5.2		4.7		0.5
2008	−25.6		4.5		−30.1
2009	10.7		4.4		6.3
2010	13.4		4.1		9.3
2011	3.5		3.7		−0.2
2012	9.4		3.0		6.4
2013	12.6		3.3		9.3
2014	11.9		3.2		8.7
2015	8.3		2.4		5.9
2016	7.8		2.2		5.6

(1)	The government’s borrowing costs correspond to the yield on 10-year maturity Québec bonds.
(2)	From February to December 1994.

Source: PC-Bond for the yield on 10-year maturity Québec bonds.

Budget 2017-2018
E.42	Economic Plan

[ ]	A flexible deposit policy

In December 1999, as part of the agreement concluded for the renewal of its employees’ collective agreements, the government set the objective that the book value of the amounts accumulated in the RPSF would be equal, in 2020, to 70% of its actuarial obligations in regard to the retirement plans of public and parapublic sector employees.

However, the government has all the necessary flexibility in applying this policy. Deposits in the RPSF are made only when market conditions are favourable, particularly with respect to interest rates and market receptiveness to bond issues.

As at March 31, 2016, the RPSF’s book value represented 65% of the government’s actuarial obligations in regard to the retirement plans of public and parapublic sector employees.

CHART E.16

Book value of the RPSF in proportion to the government’s actuarial obligations regarding the retirement plans of public and parapublic sector employees
(per cent)

The Québec
Government’s Debt	E.43

3.3	Generations Fund

The following table shows the book and market values of the Generations Fund since its creation. As at March 31, 2016, the market value of the Generations Fund was higher than its book value.

TABLE E.17

Book value and market value of the Generations Fund as at March 31
(millions of dollars)

	Book value	Market value	Difference
2006-2007	584	576	8
2007-2008	1 233	1 147	86
2008-2009	1 952	1 598	354
2009-2010	2 677	2 556	121
2010-2011	3 437	3 524	−87
2011-2012	4 277	4 375	−98
2012-2013	5 238	5 550	−312
2013-2014	5 659	6 299	−640
2014-2015	6 938	8 182	−1 244
2015-2016	8 522	9 562	−1 040

Since the first deposit was made in the Generations Fund in January 2007, the return has been higher than the cost of new borrowings by the government nine years out of ten.

TABLE E.18

Comparison of the Generations Fund’s annual return and the Québec government’s borrowing costs
(per cent, on a calendar year basis)

	Return of the	Cost of	Difference
	Generations Fund	new borrowings(1)	(percentage points)
2007	5.6	4.7	0.9
2008	−22.4	4.5	−26.9
2009	11.3	4.4	6.9
2010	12.3	4.1	8.2
2011	4.0	3.7	0.3
2012	8.4	3.0	5.4
2013	12.0	3.3	8.7
2014	11.7	3.2	8.5
2015	8.1	2.4	5.7
2016	7.3	2.2	5.1

(1) The government’s borrowing costs correspond to the yield on 10-year maturity Québec bonds. Source: PC-Bond for the yield on 10-year maturity Québec bonds.

Budget 2017-2018
E.44	Economic Plan

3.4	Returns on funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec

Funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec (the RPSF, the Generations Fund and the Accumulated Sick Leave Fund) are managed in accordance with an investment policy established by the Ministère des Finances in cooperation with the Caisse.

This investment policy is established taking several factors into account, including 10-year return, standard deviation and correlation forecasts for various categories of assets, opportunities for investing in these assets and recommendations of the Caisse.

In 2016, the return on funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec was 7.83% for the RPSF, 7.33% for the Generations Fund and 7.79% for the Accumulated Sick Leave Fund. The investment policy of these funds is presented in the box on page E.48.

TABLE E.19

Market value and return in 2016 on funds deposited with the Caisse de dépôt et placement du Québec by the Ministère des Finances

		Market value as at
	Return	December 31, 2016
	(%)	($ million)
Retirement Plans Sinking Fund (RPSF)	7.83	65 422
Generations Fund	7.33	11 211
Accumulated Sick Leave Fund (ASLF)	7.79	1 095

The Québec
Government’s Debt	E.45

3.4.1	Retirement Plans Sinking Fund

The RPSF posted a return of 7.83% in 2016. Its market value was $65 422 million as at December 31, 2016.

The investment policy of the RPSF consists of 33.5% fixed-income securities (bonds, real estate debt, etc.), 18.0% inflation-sensitive investments (real estate and infrastructure) and 48.5% equities.

TABLE E.20

Investment policy of the RPSF as at January 1, 2017
(per cent)

	Benchmark portfolio of	Average benchmark portfolio of
	the RPSF	depositors as a whole	(1)
Fixed-income securities	33.5	34.2
Inflation-sensitive investments	18.0	17.5
Equities	48.5	48.3
TOTAL	100.0	100.0

(1) Data as at December 31, 2015 drawn from Annual Report 2015 of the Caisse de dépôt et placement du Québec.

With its investment policy, the RPSF should generate an annual return 6.35% . It is important to note that the RPSF’s investment policy is based on a long-term horizon and constitutes the benchmark portfolio for the Caisse. However, through active management, the Caisse adjusts the allocation of the RPSF’s assets, particularly to take fluctuations in the economic and financial situation into account.

Budget 2017-2018
E.46	Economic Plan

3.4.2	Generations Fund

The Generations Fund posted a return of 7.33% in 2016. Its market value was $11 211 million as at December 31, 2016.

The investment policy of the Generations Fund consists of 38.5% fixed-income securities (bonds, real estate debt, etc.), 16.0% inflation-sensitive investments (real estate and infrastructure) and 45.5% equities.

TABLE E.21

Investment policy of the Generations Fund as at January 1, 2017
(per cent)

	Benchmark portfolio of the	Average benchmark portfolio
	Generations Fund	of depositors as a whole	(1)
Fixed-income securities	38.5	34.2
Inflation-sensitive investments	16.0	17.5
Equities	45.5	48.3
TOTAL	100.0	100.0

(1) Data as at December 31, 2015 drawn from Annual Report 2015 of the Caisse de dépôt et placement du Québec

3.4.3	Accumulated Sick Leave Fund

The Accumulated Sick Leave Fund (ASLF) posted a return of 7.79% in 2016. Its market value was $1 095 million as at December 31, 2016.

The assets of the ASLF are managed by the Caisse in accordance with an investment policy established by the Ministère des Finances in cooperation with the Caisse. The ASLF’s investment policy is identical to that of the RPSF.4

_________________

4	The difference in relation to the return of the RPSF in 2016 (7.83% for the RPSF compared with 7.79% for the ASLF) is due to asset allocation adjustments made by the Caisse.

The Québec
Government’s Debt	E.47

Comparison of investment policies

Investment policies as at January 1, 2017
(per cent)

	RPSF and	Generations	Average benchmark portfolio
Specialized portfolios	ASLF	Fund	of depositors as a whole	(1)
Short-Term Investments	1.0	1.0	1.1
Bonds and Real Estate Debt	32.5	37.5	32.1
Long-Term Bonds	0.0	0.0	1.0
Total – Fixed income	33.5	38.5	34.2
Real Return Bonds	0.0	0.0	0.4
Infrastructure	6.5	6.0	5.4
Real Estate	11.5	10.0	11.7
Total – Inflation-Sensitive Investments	18.0	16.0	17.5
Public Equity	35.5	34.5	36.9
Private Equity	13.0	11.0	11.4
Total – Equity	48.5	45.5	48.3
TOTAL	100.0	100.0	100.0

RPSF: Retirement Plans Sinking Fund.
ASLF: Accumulated Sick Leave Fund.

(1)	Data as at December 31, 2015 drawn from Annual Report 2015 of the Caisse de dépôt et placement du Québec.

Budget 2017-2018
E.48	Economic Plan

4.	CREDIT RATINGS

4.1	The Québec government’s credit ratings

A borrower’s credit rating measures its capacity to pay the interest on its debt and repay the principal at maturity. To establish the credit rating of a borrower like the Québec government, credit rating agencies analyze a series of factors. Among the main factors are the size, structure and vitality of the economy, the situation on the labour market, fiscal competitiveness and the budgetary situation, as well as debt and liquidity levels.

To express the quality of a borrower’s credit, credit rating agencies use rating scales, namely, a scale for long-term debt and a scale for short-term debt.

The Québec
Government’s Debt	E.49

The following table shows the rating scales used by rating agencies for long-term debt. The higher the credit quality, the higher will be the rating on the scale. This means, for example, that a borrower rated “AA” presents a lower credit risk than a borrower rated “A”.

The Québec government’s current credit ratings are shown in the boxes. They differ from one credit rating agency to another because of the methodology used by each agency to determine credit risk.

TABLE E.22

Credit rating scales for long-term debt

Budget 2017-2018
E.50	Economic Plan

Credit rating agencies add an "outlook" to the rating that indicates the trend the credit rating may follow in the future. The outlook may be positive, stable or negative. In the case of Québec, two changes occurred in this regard in June 2016.

First, Standard & Poor’s (S&P) improved the outlook related to Québec’s credit rating, by raising it from “stable” to “positive”. In its report, S&P explained that this improvement stemmed from the fact that Québec had returned to a balanced budget through responsible management of spending. S&P also underscored the strength of the Québec economy, which includes major sectors such as aerospace, transport, telecommunications and aluminium production.

Second, Fitch also improved the outlook related to Québec’s credit rating, by raising it from “negative” to “stable” due to the return to a balanced budget. Fitch had lowered this outlook in December 2013, following the postponement of a balanced budget to 2015-2016, announced in November 2013.

Moody’s, DBRS and Japan Credit Rating Agency (JCR) assign a stable outlook to Québec’s credit rating.

TABLE E.23

The Québec government’s credit ratings

		Outlook	Outlook
Credit rating agency	Credit rating	in 2015	in 2016
Moody’s	Aa2	Stable	Stable
Standard & Poor’s (S&P)	A+	Stable	Positive
Fitch	AA−	Negative	Stable
DBRS	A (high)	Stable	Stable
Japan Credit Rating Agency (JCR)	AA+	Stable	Stable

The Québec
Government’s Debt	E.51

The following table shows the rating scales used by rating agencies for short-term debt. The higher the credit quality, the higher will be the rating on the scale. The Québec government’s current credit ratings are shown in the boxes.

TABLE E.24

Credit rating scales for short-term debt(1)

(1)	JCR does not assign a credit rating to Québec’s short-term debt.
(2)	Moody’s uses the "Not Prime" category for all securities not included in the upper categories.

Budget 2017-2018
E.52	Economic Plan

[ ]	Change in Québec’s credit ratings

The following chart shows the change in Québec’s credit ratings since 2002. The most recent increases in Québec’s credit rating date back to 2006 (Moody’s and DBRS raised Québec’s credit rating), while the last time Québec’s credit rating was lowered was in 1996 (DBRS lowered Québec’s credit rating).

CHART E.17

Change in Québec’s credit ratings

(1) Dotted line.

Note: The credit ratings for 2017 are those in effect as at March 13, 2017.

The Québec
Government’s Debt	E.53

4.2	Comparison of the credit ratings of the Canadian provinces

The following charts show the credit ratings of the Canadian provinces as at March 13, 2017. No chart is given for JCR since Québec is the only province that receives a credit rating from that agency.

CHART E.18

Credit rating of the Canadian provinces – Moody’s

(1) Negative outlook.

CHART E.19

Credit rating of the Canadian provinces – Standard & Poor’s

(1) Negative outlook.
(2) Positive outlook.

Budget 2017-2018
E.54	Economic Plan

CHART E.20

Credit rating of the Canadian provinces – DBRS

CHART E.21

Credit rating of the Canadian provinces – Fitch

Note:	British Columbia, Saskatchewan, Québec and Ontario are the only provinces that receive credit ratings from this agency.

The Québec
Government’s Debt	E.55